UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEVERE HOLDINGS CORP.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G5462L 106

(CUSIP Number)

Martín Varsavsky Waisman-Diamond

PO Box 1093

Boundary Hall

Grand Cayman KY1-1102

Cayman Islands

(+1 (345) 949-8066)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G5462L 106	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goggo Network GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,881,439
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,881,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,881,439 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON OO

(1)

Includes 5,881,439 shares of Class B ordinary shares that can be converted to Class A ordinary shares at the time of, or after, the Issuer’s initial business combination, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253105). Up to 937,500 of such shares of Class B ordinary shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. On March 31, 2021, Goggo Network GmbH surrendered to the Issuer for cancellation 532,132 Class B ordinary shares.

CUSIP No. G5462L 106	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jazzya Investment SL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,327,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,327,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

(1)

Includes 2,327,348 shares of Class B ordinary shares that can be converted to Class A ordinary shares at the time of, or after, the Issuer’s initial business combination, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253105).

CUSIP No. G5462L 106	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martín Varsavsky Waisman-Diamond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,327,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,327,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

(1)

Includes 2,327,348 shares of Class B ordinary shares that can be converted to Class A ordinary shares at the time of, or after, the Issuer’s initial business combination, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253105).

CUSIP No. G5462L 106	Schedule 13D/A	Page 5 of 8 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D is filed on behalf of Goggo Network GmbH (the “Sponsor”), Jazzya Investments SL and Mr. Martín Varsavsky Waisman-Diamond (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This Amendment relates to Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”) of Levere Holdings Corp., a Cayman Islands corporation (the “Issuer”), the principal executive offices of which are located at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

(a) This Amendment is filed by:

(i) the Sponsor;

(ii) Jazzya Investments SL, a shareholder of the Sponsor; and

(iii) Martín Varsavsky Waisman-Diamond, the controlling shareholder of Jazzya Investments SL.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal office of the Sponsor is Axel-Springer-Strasse 65, 10888, Berlin, Germany. The address of the principal office of Jazzya Investments SL is Avenida de Bruselas 7, Alcobendas, Madrid, Spain. The business address of Mr. Martín Varsavsky Waisman-Diamond is Avenida de Europa 4 Bajo B, 28018 Alcobendas, Madrid, Spain.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of Jazzya Investments SL is to act as an investment holding company in which Mr. Martín Varsavsky Waisman-Diamond is an investor and serves as an officer and director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a German private limited liability company. Jazzya Investments SL is a Spanish limited liability company. Mr. Martín Varsavsky Waisman-Diamond is a Spanish citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following at the end thereof:

On March 31, 2021, the Sponsor surrendered 532,132 shares of Class B ordinary shares held by it for no consideration.

CUSIP No. G5462L 106	Schedule 13D/A	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following at the end thereof:

As previously reported on a Current Report on Form 8-K of the Issuer, on March 23, 2021, the Issuer consummated its initial public offering (the “IPO”) of 25,000,000 units (the “Units”). Each Unit consists of one Class A ordinary share of the Issuer, par value $0.0001 per share (an “Ordinary Share”), and one-third of one redeemable warrant of the Issuer. Each whole warrant entitles the holder thereof to purchase one Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Issuer of $250,000,000. The Issuer granted the underwriters of the IPO (the “Underwriters”) a 45-day option to purchase up to an additional 3,750,000 units at the IPO price to cover over-allotments, if any. On March 29, 2021, the Underwriters partially exercised the over-allotment option and purchased an additional 2,128,532 Units from the Issuer (the “Over-Allotment Units”), generating gross proceeds of $21,285,320, and forfeited the remainder of the option. On March 31, 2021, the Sponsor surrendered to the Issuer for cancellation 532,132 Class B ordinary shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety with the following:

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D/A are incorporated herein by reference.

Jazzya Investments SL is one of the shareholders of the Sponsor. Mr. Martín Varsavsky Waisman-Diamond is the Sponsor’s Co-Founder & CEO, the Chief Executive Officer of the Issuer and the controlling shareholder of Jazzya Investments SL. Mr. Martín Varsavsky Waisman-Diamond disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D/A, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended as follows:

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

CUSIP No. G5462L 106	Schedule 13D/A	Page 7 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 99.1	Joint Filing Agreement, by and among the Sponsor, Jazzya Investments SL and Martín Varsavsky Waisman-Diamond*

*	Filed with Schedule 13D on March 29, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date: April 1, 2021	GOGGO NETWORK GMBH

	By:	/s/ Martín Varsavsky Waisman-Diamond
	Name:	Martín Varsavsky Waisman-Diamond
	Title:	Chief Executive Officer

Date: April 1, 2021	JAZZYA INVESTMENTS SL

	By:	/s/ Martín Varsavsky Waisman-Diamond
	Name:	Martín Varsavsky Waisman-Diamond
	Title:	Director

Date: April 1, 2021	MARTÍN VARSAVSKY WAISMAN-DIAMOND

	By:	/s/ Martín Varsavsky Waisman-Diamond
	Name:	Martín Varsavsky Waisman-Diamond